Exhibit 99.1

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company ROYAL & SUN ALLIANCE INSURANCE GROUP PLC	2.	Name of shareholder having a major interest BARCLAYS PLC

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 HOLDING OF THE SHAREHOLDER NAMED IN 2 ABOVE	4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them NOT DISCLOSED

5.	Number of shares/amount of stock acquired NONE	6.	Percentage of issued class NOT APPLICABLE	7.	Number of shares/amount of stock disposed NOT DISCLOSED	8.	Percentage of issued class NOT DISCLOSED

9.	Class of security ORDINARY SHARES OF 27.5p EACH	10.	Date of transaction 27 OCTOBER 2003	11.	Date company informed 3 NOVEMBER 2003 (BY WAY OF A LETTER DATED 28 OCTOBER 2003)

12.	Total holding following this notification NOT DISCLOSED	13.	Total percentage holding of issued class following this notification LESS THAN 3%

14.	Any additional information	15.	Name of contact and telephone number for queries CAROLINE WEBB 020 7569 6075

16.	Name and signature of authorised company official responsible for making this notification JACKIE FOX, DEPUTY GROUP COMPANY SECRETARY

Date of notification 4 NOVEMBER 2003